July 17, 2024

Tianhang Xiao
Chief Executive Officer
Xuhang Holdings Ltd
Building 2, Shangtanghe 198 Cultural and Creative Park
198 Shenban Road
Gongshu District, Hangzhou City, Zhejiang Province
The People   s Republic of China, 310000

       Re: Xuhang Holdings Ltd
           Amendment No. 4 to Registration Statement on Form F-1
           Filed July 1, 2024
           File No. 333-271029
Dear Tianhang Xiao:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 17, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-1 filed July 1, 2024
Exhibits

1. We note your disclosure in Note 20 - Subsequent events to the financial statements that states that you and your related entities entered into several agreements, including revolving lines of credit in the form of overdraft agreements and loans. Please revise your disclosure throughout your registration statement to discuss these agreements as applicable. Additionally, please file any agreements in compliance with
Item 601(b)(10)
       of Regulation S-K.
 July 17, 2024
Page 2

       Please contact James Giugliano at 202-551-3319 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Ying Li, Esq.